Kyivstar Completes Preliminary Assessment of the Financial Impact of the Cyberattack Amsterdam and Kyiv, 18 January 2024 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services (“the Company”), announces its preliminary assessment of the financial impact of the cybersecurity incident that affected the network and services of its Ukrainian subsidiary Kyivstar in December 2023. The incident, which was caused by a widespread external cyberattack, resulted in a temporary disruption of Kyivstar's network and services, interrup ng the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad. Working relentlessly, and in collaboration with the Ukrainian law enforcement agencies, the Security Service of Ukraine and government agencies, Kyivstar restored services in multiple stages starting with voice and data connectivity. After stabilizing the network, Kyivstar immediately launched offers to thank its customers for their loyalty, including one month of free services on certain types of contracts. VEON and Kyivstar also engaged in a financial impact assessment, the preliminary results of which have become available. Largely because of the limited period during which the critical services were down, VEON expects no material financial impact on its consolidated results for the year ended 31 December 2023 due to these service disruptions, or due to costs associated with additional IT capabilities required for restoring services, replacing lost equipment, or compensating external consultants and partners in 2023.

However, the Company does anticipate that there will be an impact on its consolidated revenue results for the year ending 31 December 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The revenue impact of these offers is currently estimated to be approximately 3.6 billion UAH (approximately 95 million USD). Kyivstar plans to continue its remediation and compensation efforts in the coming months. The costs or loss of revenue of any other such remediation measures is uncertain and cannot be reasonably estimated at this time. VEON and Kyivstar would once again like to thank their customers for the support and loyalty demonstrated during and in the aftermath of the cyberattack; and to their industry partners and Ukrainian authorities for their support in the recovery of the services. Important Notice Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology- driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the financial impact on VEON’s consolidated 2024 financial results, VEON’s efforts to address the consequences of the cyberattack, including its remediation measures. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information: VEON Hande Asik Group Director of Communication pr@veon.com TUVA Partners Julian Tanner Julian.tanner@tuvapartners.com